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                                                               Exhibit (a)(1)(I)


[WHITE MOUNTAINS INSURANCE GROUP LOGO]               PRESS
                                                     RELEASE

                                                     CONTACT: Mike Paquette
                                                     (603) 640-2205



                   WHITE MOUNTAINS COMMENCES CASH TENDER OFFER
                  FOR UP TO 1,500,000 SHARES AT $165 PER SHARE


HAMILTON, Bermuda, August 21, 2000 - White Mountains Insurance Group, Ltd. today commenced its previously announced cash tender offer to purchase up to 1,500,000 of its common shares at $165 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2000, and the related Letter of Transmittal (which together constitute the "Offer").

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions. The Offer, proration period and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Monday, September 18, 2000 unless the Offer is extended.

Equiserve Trust Company is the Information Agent for the Offer and can be reached at 1-888-756-1854.

Neither the Company, its Board of Directors nor the Information Agent makes any recommendation as to whether any shareholder should participate in the Offer.